Exhibit 99.2

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EDITED TRANSCRIPT

QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

EVENT DATE/TIME: OCTOBER 27, 2016 / 12:00PM GMT

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

CORPORATE PARTICIPANTS

John Sinnott Qualcomm Incorporated - VP of IR

Steve Mollenkopf Qualcomm Incorporated - CEO

George Davis Qualcomm Incorporated - CFO

Rick Clemmer NXP - CEO

CONFERENCE CALL PARTICIPANTS

Rod Hall JPMorgan - Analyst

Stacy Rasgon Sanford C. Bernstein & Co. - Analyst

Matt Ramsay Canaccord Genuity - Analyst

Tim Long BMO Capital Markets - Analyst

James Faucette Morgan Stanley - Analyst

Kulbinder Garcha Credit Suisse - Analyst

Tal Liani BofA Merrill Lynch - Analyst

Chris Caso CLSA - Analyst

C.J. Muse Evercore ISI - Analyst

Tavis McCourt Raymond James & Associates, Inc. - Analyst

Vijay Rakesh Mizuho Securities USA - Analyst

PRESENTATION

Operator

Good morning. My name is Beth and I will be your conference operator today. At this time I would like to welcome everyone to the Qualcomm to acquire NXP conference call.

(Operator Instructions)

Thank you. John Sinnott, Vice President Industrial (sic - see website, Qualcomm.com, “Investor”) Relations, you may begin your conference.

John Sinnott - Qualcomm Incorporated - VP of IR

Thank you, Beth. Good morning, everyone, and welcome to our conference call regarding the announcement of Qualcomm’s proposed acquisition of NXP Semiconductor. A slide presentation and audio broadcast will accompany this call and you can access them by visiting Qualcomm.com.

Our presentation and discussion today will include forward-looking statements relating to our current outlook, expectations and beliefs, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Please review our press release announcing the proposed transaction as well as our SEC filings for further details regarding these risks and uncertainties.

Please note that the tender offer in connection with Qualcomm’s proposed acquisition of NXP has not yet commenced, and our communication is neither an offer to purchase nor a solicitation of an offer to sell any NXP securities. NXP shareholders are urged to read the tender offer statement and solicitation recommendation statement to be filed with the SEC when they become available because they will contain important information about the proposed transaction. With that, I would like to turn it over to Steve Mollenkopf.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Steve Mollenkopf - Qualcomm Incorporated - CEO

Thanks, John, and thank you all for joining us on short notice. On the call with me today are George Davis, our CFO; Rick Clemmer, CEO of NXP; and Dan Durn, CFO of NXP.

We are very pleased to announce that we have reached an agreement to acquire NXP. We believe the combination will create the semiconductor engine for the connected world.

With NXP we will extend our mobile technology leadership and footprint into attractive growth opportunities. We will have the leading position in automobile, a strong mobile security position, as well as strength in the low-power computing solutions that are critical for consumer and industrial IoT. This is a highly complementary combination that we believe will increase our SAM by approximately 40% to $138 billion in 2020.

In addition to its strong technology roadmap and product portfolio, NXP has an excellent sales organization serving both direct relationships across the relevant industries and a network of global distribution channels. We believe this provides an attractive new channel for selling our existing IoT products, as well.

NXP brings a broad suite of solutions and has differentiated its microcontroller business through the ability to support customers on a global basis and in multiple design centers at scale, much like Qualcomm has done in the mobile device ecosystem. And this has allowed them to achieve a leading position in their core businesses.

This is also a financially compelling acquisition. We expect it to be significantly accretive to non-GAAP EPS immediately upon close and we’ve identified $500 million in cost synergies.

Our capital structure post-close will remain conservative and we remain committed to maintaining a strong investment-grade rating. We expect to delever quickly, giving us strategic flexibility and providing strong support for future capital returns to our stockholders.

Qualcomm bet on mobile over 30 years ago. Our innovations and inventions have played a vital role in creating and accelerating the evolution of the mobile industry. From our early days of pioneering advanced digital cellular communication systems to our innovation in leadership and systems solutions for smartphones, we have embraced the complexity of bringing together secure and reliable connectivity, along with powerful but low-power computing, graphics, sensors, imaging and other technologies for the mobile device ecosystem.

Today, more than ever, we are driving standards in innovation at the network level and at the chip level in order to meet the ever-increasing demands for flexible, reliable, secure and ultrafast mobile broadband solutions. Our innovations have revolutionized the way people communicate with one another, and our technologies are now enabling entirely new business models.

Many of the most popular applications used daily would simply not be possible without Qualcomm technologies. The graphics, processors, cameras, sensors, location services, 4G LTE, Wi-Fi radios, and other Qualcomm innovations that are enabling services like Uber, Instagram and others. The world’s information is in the hands of billions of people because we carry computers in our pockets, and that is possible because of Qualcomm’s technology.

Looking ahead to the Internet of Things, we believe our portfolio of technologies and communication systems expertise will be more relevant and valuable than ever. Many of the same technologies that have made Qualcomm a leader in the mobile device ecosystem, along with those in our forward-technology roadmap, will unlock vast new ecosystems and economic value as we bring the Internet of Things from its early stage today to widespread global adoption.

For the last 30 years we’ve connected people and some of the things around them. For the next 30 years we will be interconnecting their worlds and everything around them. As mobile technology expands into new areas our vision is to transform the world with intelligent connected technology platforms.

Over the past two years we have laid the foundation for driving long-term value for our stockholders, customers and partners throughout the ecosystem, putting us in an excellent position to lead through the next wave of growth. First, we are investing to expand our technology roadmap. Just as we led each mobile technology transition from 2G to 3G, and from 3G to 4G LTE, we are leading the industry to 5G in order to unlock the tremendous value of the 5G economy.

We are pursuing new opportunities and fast-growing SAMs that build on our technology leadership, applying our core smartphone technologies into rapidly expanding adjacent opportunities in a highly disciplined way. We identified mobile computing, automotive, IoT and networking as the areas where we can create the most value and generate the best returns, and we’re making focused investments in these areas. Our advances are driving the development of machine learning, computer vision, sensor fusion and other autonomous driving technologies which benefit from our expertise in low-power embedded computing.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

In our licensing business, we are continuing to develop the core technologies that drive industry standards and other important technologies across the globe. Our technologies impact billions of people every day. We have established a framework that allows mobile device manufacturers, infrastructure providers and increasingly many other types of companies and industries to benefit from Qualcomm’s portfolio of technology and related intellectual property.

We have more than 320 CDMA-based licensees, including in China where we’ve signed agreements with more than 115 licensees in less than two years that are consistent with the NDRC terms. We’re also taking aggressive action to optimize our business model and create a more agile Qualcomm. We remain committed to an efficient cost structure while making focused investments to remain an innovation leader.

We are improving operating margins while continuing to bring great inventions to market such as our recently announced Snapdragon X50, the first modem of its kind designed for 5G, delivering multi-gigabit speeds.

We have also selectively pursued strategic M&A to accelerate and de-risk our growth agenda. With CSR we added products, channels and customers in IoT and automotive infotainment. And with the pending TDK joint venture we are enhancing our ability to address the increasing complexity of the numerous spectrum bands that need to be supported for LTE and 5G by scaling up our front-end capabilities, where innovation and technology leadership will become increasingly important.

As we’ve executed this strategy we’ve maintained our strong balance sheet and commitment to attractive capital returns. Over the last seven quarters through the third quarter of FY16 we’ve returned approximately $20 billion in capital to our stockholders through dividends and stock repurchases. We have built a foundation for profitable growth and we are in an excellent position to accelerate the pace at which we are extending our core technologies to new opportunities. Today’s announcement is strongly aligned with that strategy.

This transaction is about complementary technology and scale. Together we will have the leading SoC-technology roadmap and industry channels to win in the intelligently connected world.

We will have leadership positions in several important areas. In mobile we will be the modem, SoC, connectivity, compute and security. In automotive we will lead across multiple verticals at scale, combining our expertise in compute and multimedia with NXP’s leadership in complete car infotainment systems, secure-car access, body and in-vehicle networking and safety.

As many of you know auto business design cycles are multi-year, and strong customer relationships are high barrier to entry. Both Qualcomm and NXP our trusted partners in the global-auto industry. And NXP is the largest semi supplier to the industry on a complete solution level going beyond components. This is a key focus area for us, and we see significant opportunity ahead as the growth of semiconductor content in cars is expected to outpace the rate of vehicle production growth itself as features proliferate from luxury vehicles more broadly through the industry.

Together we have the technology and expertise to win in the next generation of ADAS and autonomous driving vehicles. We believe that the development of ADAS will be similar to that of the smartphone where the breadth of technology matters. ADAS is a rapidly developing area, and with our combination we will be well positioned to lead as the world moves to securely connected fully automated cars.

Qualcomm is already playing a critical role in the Internet of Things as many industries become mobile and connected. With NXP we will build our connectivity expertise in IoT with NXP’s leadership in microprocessors, security and sensors to become a leader in broad-based microcontrollers, secure identification, payment cards and transit applications. IoT is an area were NXP’s global network of distribution channel partners is a key asset, one that will allow us to bring our technology beyond the global mobile ecosystem.

Of course end-to-end security is a critical element of success in each of these areas and, accordingly, growth in intelligent connected devices is also driving demand for security. With the addition of NXP’s established security expertise and solutions, which encompass secure-connected devices, secure interfaces and infrastructure, and secure-ID solutions, we will be able to deliver truly secure solutions on a global scale.

We will also benefit from NXP’s deep operational expertise in manufacturing and significant presence with foundry partners. NXP’s fabs have been an important factor in their success, and this expertise will build on the manufacturing capabilities that we will have after our joint venture when TDK closes.

As we expand our technology leadership, we are significantly diversifying our revenue stream beyond mobile with combined company mobile revenue of less than 50%. With our last reported fiscal year, Qualcomm had revenue of $1.7 billion from QCT adjacencies that include automobile, IoT and networking, or about 10% of total QCT revenues. Combined, looking at Qualcomm and NXP’s last reported fiscal years, revenue of $10.2 billion came from automotive, IoT and networking, almost 30% of combined company revenue. And mobile solutions encompassed just under 50%.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

We strongly believe that the combination of Qualcomm and NXP’s deep customer and ecosystem relationships and distribution channels will drive significant revenue opportunities well into the future. We also believe this is an efficient use of our offshore cash, and the combined companies will have tremendous cash flow generation that will strongly position us for the future.

With that I’d like to turn the call over to George to talk about the financial highlights of this transaction.

George Davis - Qualcomm Incorporated - CFO

Thank you, Steve. I’ll take a moment now to briefly review the terms of the transaction. We intend to acquire NXP for $110 per share in an all-cash tender offer, using the combination of offshore cash and new debt.

The enterprise value is $47 billion. This is an extremely efficient use of our offshore cash position. The tender offer will not be subject to any financing conditions; however, we have secured $11 billion in committed financing.

The transaction, which we expect to close by the end of calendar 2017, is subject to regulatory approvals in various jurisdictions and other closing conditions, including the tender of a minimum number of NXP’s issued and outstanding common shares. We expect to achieve $500 million in annualized run rate cost synergies two years after the transaction closes.

The savings are focused on improvements in cost of goods sold from the strength of our supply chain relationships and operating expense reductions related to overlapping costs. The $500 million savings will be in addition to the $1.4 billion cost program we announced as part of our strategic realignment plan and the $500 million in savings to which NXP has committed with respect to its merger with Freescale.

The structure of the transaction takes advantage of our strong balance sheet and we are deploying our cash in a capital efficient manner. Our use of offshore cash enhances transaction efficiencies, unlocks value, and significantly improves our return on invested capital. We plan to use future offshore cash to service the transaction financing, enabling us to reduce leverage quickly. And we remain committed to a strong investment-grade rating.

We will maintain strong sources of liquidity through minimum cash balances and an increase of our revolving debt facility. We expect to retain global liquidity in excess of $8 billion.

It is important to note that we are firmly committed to our current dividend program and to continuing to growing our dividends. We are also committed to share repurchases at a level that offsets dilution as we pay down debt. We expect to approach our pre-transaction leverage ratios within two years of close. As you can see, the strong cash profile of the combined company provides strong support for future capital returns to stockholders. Now I will hand it back to Steve.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Thanks, George. While we don’t expect the transaction to close until late next year, we are already intently focused on integration. Both Qualcomm and NXP have extensive integration experience, and we intend to immediately launch a rigorous integration planning ever. This collaborative effort will be led by leaders from both companies in order to bring together are very complementary companies and teams seamlessly.

We have known and admired Rick, Dan and many others on the NXP team for years, and we are very excited to join our great companies together. We have great respect for the semiconductor technologies that NXP has invented, and we can’t wait to get started on new inventions that will enable more and more industries to benefit from the innovations we are both developing. Our shared commitment to innovation and operational discipline will enable us to accelerate the pace of innovation through focused investments. I’d now like to turn the call over to Rick to say a few words before we take your questions.

Rick Clemmer - NXP - CEO

Thank you, Steve. And good morning to everyone on the call today. We are very excited about the transaction announced this morning. We believe the combination of Qualcomm and NXP will complement and bring together all the technologies to realize our vision we’ve shared with most of you for secure connections for the smarter world.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

We view the combination as creating a semiconductor industry powerhouse, a world leader in advanced computing, ubiquitous connectivity, security and high-performance next-signal solutions including microcontrollers. The transaction completes our capability to be the thought leader in the next-generation ADAS solution. The new company will leverage the deep automotive domain expertise of NXP and combine it with advanced computing in connectivity capability of Qualcomm to address the requirements of deep learning, automotive vision systems, and the requirements for next-generation automotive domain control.

In IoT, prior to the acquisition, NXP was very well positioned to address the demands of the next-generation smart connected devices for the next few years. With this transaction it will accelerate and expand the capabilities with Qualcomm’s strong position in wireless connectivity, which will ideally complement NXP’s leadership in low-power ARM-based microcontrollers and industry-leading device security. This will enable the delivery of the most complete solutions to our customers and partners.

In summary, we view the transaction as positive to all of our stakeholders: our employees, our customers and our shareholders. The combination of Qualcomm and NXP will be the leader in secure-connected devices for the next decade.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Thanks, Rick. We are very excited about this transaction and the opportunities to transform the world with intelligent, connected and secure platforms. Together, we will be even better positioned to empower customers and consumers to realize all the benefits of the intelligently connected world. With that we’d be happy to take your questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Ron Hall, Morgan Stanley (sic - Rod Hall, JPMorgan), your line is open.

Rod Hall - JPMorgan - Analyst

Hi, it is Rod Hall with JPMorgan. Thanks for the questions, guys, and congratulations on this deal. We really like it from a strategic point of view and a financial point of view. The questions that are coming in to us this morning are mostly related to the timing of the close and whether that relates to the regulatory review process. So, I’d like to get you to comment a little bit on whether that is the case. Is the late 2017 timing related mainly to the regulatory review, or is it just the complexity of the deal overall?

And then could you also walk us through how you believe the markets will be defined in that regulatory review and just any other color you can give us on that review process.

George Davis - Qualcomm Incorporated - CFO

Rod, this is George. From a regulatory standpoint, we see about nine jurisdictions today that we would need to go through. In general, the timetable really reflects our perception of just the time it’s going to take to get through all of these regulatory bodies. This is a highly complementary deal so we are expecting it to be received that way, but it really just reflects the amount of time that we think it takes just to get through all the bodies.

Rod Hall - JPMorgan - Analyst

And, George, just a follow-up to that. Thanks for that answer. Could you give us some idea - so, you are saying you will raise new debt - can you give us some idea on the timing of that? Is that on down the road a ways or will that be relatively soon?

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

George Davis - Qualcomm Incorporated - CFO

We have secured bridge financing for the deal, sufficient when combined with our offshore cash to fund the deal entirely. It is an all-cash deal. So, that is in place today. We have no financing covenant or out in the deal. We are committed.

Rod Hall - JPMorgan - Analyst

Great. Okay, thank you very much and congratulations again.

Operator

Your next question comes from Stacy Rasgon, Bernstein Research.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Hi, guys. Thanks for taking my questions. I wanted to ask about the price. Can you tell us a little bit about how you settled on that? And are you concerned with getting sufficient shareholder approval at $110?

George Davis - Qualcomm Incorporated - CFO

Stacy, it’s George. Again, I think if you look at the price, first, from our standpoint, we’ve always been a disciplined cash-on-cash returns player when it comes to M&A. We think this deal looks attractive to our shareholders and to NXP shareholders.

I think whether you look at DV to revenue or the PE multiples, I think both shareholders from both sides can look at this deal and feel that they are getting fair value in the transaction. If you look at the premium on the undisturbed for NXP, that also, I think, will be seen as attractive.

So, we think the combination, the logic of the combination, is quite good. Shareholders will see that. It’s very consistent with the strategies of both companies. And I think from a valuation standpoint both companies can feel good.

Added to that, our shareholders will also see it as a very efficient use of our offshore cash, not only in terms of the reflection in our return on invested capital, but also the fact that we can quickly delever through the use of offshore cash to retire the transaction debt. So, I think there’s plenty to point to from both sides to support this deal.

Stacy Rasgon - Sanford C. Bernstein & Co. - Analyst

Got it. And for my follow-up, a question for Rick and Dan. Why is now the right time to sell?

Rick Clemmer - NXP - CEO

Stacy, I think it’s interesting when you say that. I think we had made good progress with where we were. We fell good about our portfolio. But when we looked forward, especially like in ADAS, for example, I think over the last few quarters Kurt and I had begin to realize that we really needed some expanded computing capability to be the leader in ADAS, that we need to have machine-learning capability that, frankly, we didn’t have internal. So, that had become a challenge that we needed to be sure that we could address, to be sure that we could be the leader in autonomous driving as it moves forward.

In addition to that, when you think about IOT, we were positioned okay on the connectivity front today, but when we look out a couple of years we clearly needed a much broader connectivity platform than we had. So, we think this is really attractive. The combination is truly going to be an industry leader and will position the Company well going forward.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Operator

Your next question comes from the line of Mike Walkley from Canaccord Genuity.

Matt Ramsay - Canaccord Genuity - Analyst

Yes, thank you very much, gentlemen. This is Matt Ramsay on for the combined team here at Canaccord for Mike. Steve, I’d like to get your perspective, stepping back from this transaction. This is one that we’ve been discussing the potential for and have been proponents of in our conversations with investors for a while. But it seems to me that you guys had a few directions that you could go - one, maybe doubling down on your core competency in wireless; two, a transaction like this to really diversify the business; and, maybe three, a succession of smaller maybe growth and margin accretive QCT deals. It would be great to hear your perspective on how you guys thought about those different options and settled on this type of transaction.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Sure, Matt, it’s a really good question. For us, if you just look at the next two decades, I think we view the car and the internet of things to be very similar to what I would have looked at the handset in the 2000 timeframe, meaning the technology and the pace of innovation in automobile and IOT will increase dramatically. We look at it as what a tremendous opportunity to extend the technology roadmap that we have in mobile and really drive those two businesses, or those opportunities, moving forward.

We’ve always had a great relationship with the NXP folks, admired their business and their team. I just felt like it was the right time to put together something a little bigger and really put together the team that we think can really drive the next couple of decades of innovation in those markets. We just thought it was the right time to move forward.

As you know, we’ve been doing a lot over the last couple of years to really get the business in a position where it could really take an offense move and really take advantage of the opportunity. We think we have that. It is a tremendous team, a tremendous portfolio of leaders as well as customers, and we think it’s a great position to be in.

We view the next several, really, years in the car and then the following decade of the IOT, it’s going to be tremendous change to the way in which you deliver semiconductors. And having a breadth of technology, the SoC expertise, we just think that is a winning hand. And we saw the opportunity to combine two great companies and we just took the opportunity.

Matt Ramsay - Canaccord Genuity - Analyst

Thanks for that. And, as a follow-up, George, maybe yourself or Dan could address this - it was a little bit of a surprise to us, going back a couple weeks now, to see the transactions done in an all-cash format. Qualcomm is going to be diversifying itself tremendously here. Maybe you could comment a bit about any mechanisms in place to retain key senior management in the channel and in the automotive and IOT businesses as this transaction comes to fruition. Thanks.

George Davis - Qualcomm Incorporated - CFO

Matt, it’s George. We think the all-cash provides a compelling use of our offshore cash and is one of the things that, in addition to just the inherent value of the combination, is quite attractive to our shareholders. It is a separate issue to, I think, any of the other considerations.

Again, I think I would still come back and point to the fact that we are looking at a transaction that, regardless of the funding source, the industrial logic of the companies coming together, and the fact that if you look at the strategies of both NXP and Qualcomm, very complementary assets and very complementary needs to address the markets going forward. And I think both management teams see that.

As we went through the process of understanding each other better that you do as part of preparing for this type of acquisition, both sides were quite excited by what each could bring to the table, many capabilities that both of us feel will be important going forward. So, I think that’s the best retention tool of all.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Operator

Your next question comes from the line of Tim Long, BMO Capital Markets.

Tim Long - BMO Capital Markets - Analyst

Thank you. One question and a follow-up. First, Steve, as far as running the semiconductor business, obviously you guys are fab-less, never really were running a fab. So, could you talk to us a little bit about how you envision running the two companies together? And if the answer is they’re going to be run separate then maybe walk us through where those synergies come from.

And then, second, on the NXP side, it sounds pretty positive on the combination here. On the deal terms, why not a little bit of stock component to it so that the NXP shareholders can participate in the upside? Thank you.

Steve Mollenkopf - Qualcomm Incorporated - CEO

I’ll take the first one. Tim, on the integration, high level, we expect to have one diversified semiconductor business and run it that way. And we expect the leadership team to be made up from senior people from both sides. And that is how we are planning it right now. Given the strength of both teams, I think that makes probably the most sense.

From the perspective of operations and how you get these two teams, I think both teams have significant expertise in the operations of a large semiconductor business. And it is varied. Both sides have expertise in different areas and in many cases the same areas. It is a very diversified business from a supply chain perspective and the diversity of expertise.

As is no secret, we have on the Qualcomm side a fairly large semiconductor operation. And we are looking forward to having a different level of expertise and a different area of expertise coming in as part of NXP. And we expect to have significant representation by that team on the management team.

Tim Long - BMO Capital Markets - Analyst

Okay. And then the stock component?

George Davis - Qualcomm Incorporated - CFO

Again, I think ultimately, at the end of the day, you have to take a look at the value that’s on the table, whether it is cash or stock. And we think both boards were unanimously supportive of the deal as it is structured because it represents good value for both companies. All-cash is uniquely appropriate to Qualcomm because of the structure of our balance sheet. And the value is appropriate for both shareholders. I think that really was the logic behind an all-cash offer.

Tim Long - BMO Capital Markets - Analyst

Okay, thank you.

Operator

Your next question comes from the line of James Faucette, Morgan Stanley.

James Faucette - Morgan Stanley - Analyst

Thank you very much. I just wanted to ask a couple of follow-up questions. First, as far as the structure of the company goes, as Tim was suggesting, it’s a lot different type of company then Qualcomm, at least, was operated in the past. Can you maybe give a little more color on how you think the two management teams could mesh together and what that looks like going forward?

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

And then my second question is, clearly with the debt that will be taken on, et cetera, and your comments about wanting to delever quickly, that may have some impact. But maybe, George, could you talk a little bit about how we should think about long-term capital return commitments, and if and when you may be able to get back to that 75% of free cash flow return commentary that you have made in the past? Thank you very much.

Steve Mollenkopf - Qualcomm Incorporated - CEO

James, this is Steve. I would look at it as there are different product areas that today cross two companies, have, I think, very capable leads. For example, I will just highlight Kurt’s business on automotive, very strong business.

What it really needs from Qualcomm is exactly as Rick laid out. We provide technology and hopefully support from the supply chain point of view, and it’s a tremendously strong business and we want to slot that into Qualcomm and let it drive. Similar for the IOT business, as well.

I think you should think of it as the cultures are very similar within the product areas. When you talk to the leads, they’re focused on the same thing - innovation, customers, speed of delivery, all the same things. We will have a broader semiconductor business in that regard.

As you can imagine, at this point in the transaction there are still a lot of things to work out. But we expect there to be a lot of opportunity to grow those businesses with a shared technology roadmap.

When we talked to the leadership team - I will just echo something George said earlier - there’s a lot of excitement about the transaction. I think the opportunity to assemble the key assets in the industry, and to do that upstream of what we think is a decade of a large amount of disruption, and to drive that from a leadership position, I think the teams are very excited it, particularly from the point of view that there is a lot of pride of ownership in these businesses. Our job as a management team is to feed into that.

George Davis - Qualcomm Incorporated - CFO

I’ll take the delivering. The combined companies are going to have EBITDA well in excess of $10 billion a year, which will allow for very rapid deleveraging. And at the same time, if anything, it improves our ability to provide attractive long-term returns to our stockholders.

I will say, even during the period of delevering, we have maintained the commitment to grow the dividend over time. We have said we would be maintaining anti-dilutive share repurchases. Perhaps not at the same level as 75%.

But I think as we get closer too coming out of that two-year period, we will have a conversation about where our capital return program goes from there. But our commitment is strong. The strength of our cash flow and balance sheet will certainly support attractive returns to shareholders. And I think it’ll be a good conversation once we get through that period.

Operator

Your next question comes from the line of Kulbinder Garcha, Credit Suisse.

Kulbinder Garcha - Credit Suisse - Analyst

Hi. Thanks for the questions. Just a couple. The first one is, are you guys not communicating any revenue synergy targets? There should be some revenue synergies, I assume. And if you’re not going to communicate them, can you give us a sense (inaudible).

And the second one is, maybe strategically, a lot of options were considered during this deal. The combined entity, would you argue that licensing is less relevant synergistically with the rest of the business? Because you considered a split last year and you decided against it. Is that now something you would consider again in the future? Thanks.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

George Davis - Qualcomm Incorporated - CFO

I couldn’t quite hear the first question.

Steve Mollenkopf - Qualcomm Incorporated - CEO

The first question was revenue synergies.

George Davis - Qualcomm Incorporated - CFO

Okay. On revenue synergies, we are not providing an estimate of revenue synergies, but clearly the complementary nature of this, and the ability to bring new solutions into the marketplace because we have a combination of technologies that either company couldn’t bring by themselves, we think will provide revenue synergies that we will be able to talk about as we go forward. But right now we’re just committing to the cost synergies, which are in addition to the cost synergies both companies have already committed to.

Rick Clemmer - NXP - CEO

If I could just add one thing on the revenue synergies, I think when you look at it, one of the real opportunities is in automotive. And clearly when you look at the revenue contribution that would come from that, that would be out a few years. That won’t be something that will happen in the near term associated with it. But the opportunity to bring together the technology from both companies to be able to address solutions is a significant opportunity, and should create significant opportunities for upside in revenue in the future.

Steve Mollenkopf - Qualcomm Incorporated - CEO

And then your question about licensing, I wouldn’t make the conclusion that it’s any less important. It continues to be an important business for us.

if you were to look at 5G, and we are obviously investing to make sure that we drive that into industries, a lot of 5G is about how do I take mobile and enable it to be used by new industries, not just the traditional cellular industry. And having a stronger product portfolio and product breadth and more customers that you can deliver products into, I think that helps the licensing business. But we still have a tremendous focus on the licensing business and think it continues to be, and will continue to be, an important component of Qualcomm moving forward, as you would expect.

Kulbinder Garcha - Credit Suisse - Analyst

Thank you.

Operator

Your next question comes from the line of Tal Liani, Bank of America.

Tal Liani - BofA Merrill Lynch - Analyst

Thank you. First I want to ask about the structure of the deal. You structure it as a tender that allows NXP to accept another bid or another proposal until the very end of the deal. And that’s a much longer period of time versus a merger structure. And the question is, why did you choose a tender and not a merger? That’s number one.

Number two, you discussed closing the deal in about a year. Does it mean you do anything between now and the deal closes, anything in terms of restructuring, any expenses related to the deal, any cost savings? Or would it all start after you close the deal. So, that means when you talk about the two-year period, for example, it’s two-year period after the deal closes about a year from now.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

And the third question is, NXP itself had gone through acquisitions and mergers. You acquired some companies. Certain things went right, certain things went the other way. What do you have in mind in terms of a process to put in place in order to make sure the execution of this large merger is going smoothly? What are the things that you learned in the past that you are going to implement now that will help you to execute it smoother? Thanks.

George Davis - Qualcomm Incorporated - CFO

Tal, the tender approach is really a reflection of the fact that there is a Dutch entity involved with a US entity. So, it is the structure that we felt was required.

Steve Mollenkopf - Qualcomm Incorporated - CEO

I think there was a question about the timing. Should they think about it starting a year from now or are there actions we’re going to take within the year, was the question.

George Davis - Qualcomm Incorporated - CFO

We will take the integration activities between the two companies, the planning for that will begin immediately. We are obviously limited on the things that ultimately we can do together until the close. But there will be a tremendous effort on both sides to make sure that this gets off to a very fast start.

Steve Mollenkopf - Qualcomm Incorporated - CEO

And your third question was really about risk of execution. And I would acknowledge the fact, this is a deal larger than I think anybody has dealt with. But, that being said, I think both teams have expertise in this. And there is particularly, I think, some very good process and learnings from the NXP Freescale integration which we have been talking about.

We will also bring in an external partner to help us, as well. There is really, I think, a good roadmap across the two companies that we can share to make sure that we get the integration right. It’ll obviously have the focus of the senior management team, and the senior management team will be driving that to make sure that goes. And there will be time lines along the way that we will be sharing with our internal teams, as well.

Operator

Your next question comes from the line of Chris Caso of CLSA.

Chris Caso - CLSA - Analyst

Thank you, good morning. The first question is regarding the cost synergies, if you could provide a little bit more detail on where you’re looking for those cost synergies. Specifically, you talked about 35% attributed to COGS. I would assume that some of that is from the Qualcomm side. And, additionally, I know that Qualcomm was already pursuing some of the markets where NXP is already strong. Is there some savings from redirecting those efforts?

George Davis - Qualcomm Incorporated - CFO

On the cost synergies front, you’ve got the percentages right as we see them today. And I would say just not in COGS but OpEx, we’ll look across both companies. Both companies have just gone through very significant cost reduction. So, we will expect that most of these will tend to come from overlap areas between the two companies. Obviously on COGS we believe our supply chain position can help drive some of these savings.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Chris Caso - CLSA - Analyst

Okay, thank you. As a follow-up, the NXP divestiture of the standard products business was already in progress. Should we assume that should continue? And, additionally, are there other parts of the NXP portfolio that you might consider to be nonstrategic? Is there potential for some pieces of the NXP business to be divested following a review?

Rick Clemmer - NXP - CEO

In the standard products, we have now passed all the regulatory hurdles associated with that, including the US and all the regulatory agencies around the world. The only roadblock to closing the transaction is the ability to separate that from our current business, which we plan on being able to achieve in first quarter of 2017, and are still on track to achieve that.

George Davis - Qualcomm Incorporated - CFO

In terms of the remaining portfolio within NXP, again highly complementary. We like the positions that the Company has established across industries. So, we don’t have any targeted dispositions that we would put on deck at this point.

Operator

Great, thank you. Your next question comes from the line of CJ Muse from Evercore.

C.J. Muse - Evercore ISI - Analyst

Good morning, thank you for taking my question. My first question, as you look at the combination - and I know it’s very early - can you share your initial thoughts on plans for integrating sales as well as other client-facing employees?

Steve Mollenkopf - Qualcomm Incorporated - CEO

CJ, this is Steve. I think the sales assets in NXP is a tremendous asset, actually. I think the way we would look at it is we should really leverage that to sell more of the products that we have. That’s an area where I would expect us to see really one organization working here post the integration.

C.J. Muse - Evercore ISI - Analyst

Very helpful. As my follow-up, just a couple deal questions. In terms of debt, I think you said you wanted to manage the Combined Company with $8 billion-plus in cash, which suggests roughly $20 billion of debt. Is that fairly accurate? And should we assume you are borrowing offshore? And can you share what kind of financing rates there are there? And added on to that, what combined tax rate should we be thinking about longer term?

George Davis - Qualcomm Incorporated - CFO

Post the close of the transaction, when you combine our existing debt and their existing debt, the acquisition related debt will be about $30 billion in debt overall, which we will start deleveraging immediately following, and expect that to come back down more towards the levels of what you were estimating after that two-year period.

Again, the financing rates, we will have to what’s in place as we put the structure, in time. We haven’t forecasted that. Both companies have very efficient tax structures. We would expect those to continue going forward but we are not forecasting the long-term view yet.

C.J. Muse - Evercore ISI - Analyst

Okay, very helpful, thank you.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Operator

Your next question comes from the line of Tavis McCourt, Raymond James.

Tavis McCourt - Raymond James & Associates, Inc. - Analyst

Hey, guys, thanks for taking my question. First a financial one. In the meantime, in the next 12 to 15 months, would you expect the share repurchases to be at their recent historical rates, or will you start accumulating cash on the balance sheet in preparation for the transaction?

And then, secondly, do you have an estimate of the annual repurchases that will be required given the dilution at Qualcomm and NXP to keep the share count anti-dilutive? Thanks.

George Davis - Qualcomm Incorporated - CFO

Post this announcement, we will be retiring stock to maintain anti-dilution through the close of the delevering period, which, again, we estimate to be about two years post the close of the transaction. We have not provided an estimate yet up what the annual share repurchase, just that we will assure that it is anti-dilutive.

Tavis McCourt - Raymond James & Associates, Inc. - Analyst

And, Steve, can you repeat the diversification benefits you did in the prepared script? I think you said below 50%. I assume you were talking QCT only, but if you could run through that maybe a little slower that would be helpful. Thanks.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Sure. Actually, maybe I’ll ask George to do it. There is a slide in our investor deck that I think it might be helpful for him to go through, and might be helpful for others, as well.

George Davis - Qualcomm Incorporated - CFO

If you look at the slide called revenue extension beyond mobile, it shows the combined companies. If you think about QCT as our mobile products business, that is about 61% of the mix today. That goes to under 50% at 48% with the combination. Auto, IOT and other moves from about 8% overall to close to 30% post the combination. And then licensing would represent 31% today and 23% post the combination.

Tavis McCourt - Raymond James & Associates, Inc. - Analyst

Great, thanks very much.

Operator

Your next question comes from the line of Vijay Rakesh, Mizuho.

Vijay Rakesh - Mizuho Securities USA - Analyst

Hi guys. Steve and Rick, congratulations. Just a couple of questions here. When you look at NXP side, obviously about 55% outsourced, do you expect to increase that outsourcing mix there, especially as both of you have a DSMC as a common foundry there?

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

Rick Clemmer - NXP - CEO

You’re talking about on the NXP side, Vijay?

Vijay Rakesh - Mizuho Securities USA - Analyst

Yes.

Rick Clemmer - NXP - CEO

What we’ve said is, as we continue to grow, that most of our growth will be from outsourced foundry partners because all the new technology is outsourced from our foundry partners. Clearly that number would continue to grow on an NXP standalone basis. And with the combination, obviously Steve and George will have to come back to that as we get through the integration.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Rick, I think that’s a good point. It’s one of the things that underpins the opportunities for synergies on the COGS side. We have been established in a fab-less model for a very long time. So, we think we can help there.

Vijay Rakesh - Mizuho Securities USA - Analyst

Got it. And then post all the cost synergies that you laid out, $500 million per year over two years, where do you see the combined operating margins longer term? Both of you now have 30%-plus operating margins. Where do you see, post the synergies, that basing out? Thanks.

George Davis - Qualcomm Incorporated - CFO

We haven’t put out the revised target for the combination. But, again, fundamentally, we will see synergies on top of the combined performance that both companies are going to bring into that. And, again, we see the opportunity for, as we talked about, revenue synergies will also be additive to that over time as we bring the teams together.

Vijay Rakesh - Mizuho Securities USA - Analyst

Okay, thanks.

Operator

I will now turn the call back to our presenter, Steve Mollenkopf, for closing remarks.

Steve Mollenkopf - Qualcomm Incorporated - CEO

Thank you. We are incredibly excited about today’s announcement and for these two fantastic organizations to join together. Thank you all for listening today.

Operator

This concludes today’s conference call. You may now disconnect. Thank you.

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OCTOBER 27, 2016 / 12:00PM GMT, QCOM - Qualcomm Inc to Acquire NXP Semiconductors NV - M&A Call

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